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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                     Pursuant to Section 14 (d) (4) of the
                        Securities Exchange Act of 1934

                        NATIONAL PICTURE & FRAME COMPANY
                           (Name of Subject Company)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                           637152 10 9 (COMMON STOCK)
                     (CUSIP Number of Class of Securities)

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                             M. WESLEY JORDAN, JR.
                            CHIEF FINANCIAL OFFICER

                        NATIONAL PICTURE & FRAME COMPANY
                              702 HIGHWAY 82 WEST
                          GREENWOOD, MISSISSIPPI 38930
                                 (601) 451-4800
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                            ------------------------

                                    COPY TO:

                                KEVIN R. EVANICH
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is National Picture & Frame Company, a Delaware corporation (the "Company"), and the address of the principal executive office of the Company is 702 Highway 82 West, Greenwood, Mississippi 38930. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF PURCHASER.

     This statement relates to a cash tender offer by NPF Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of NPF Holding Corporation, a Delaware corporation ("Parent"), each formed by Colonnade Capital, L.L.C. ("Colonnade"), to purchase all outstanding Shares at $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1 dated September 11, 1997 (the "Schedule 14D-1").

     The Offer is being made by Purchaser pursuant to an Agreement and Plan of Merger, dated as of September 4, 1997, among the Company, Purchaser, Parent and Colonnade (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger (the "Surviving Corporation"). In the Merger, each issued and outstanding Share (excluding Shares directly or indirectly owned by the Company, Shares owned by Parent, Purchaser, Colonnade or any subsidiary of any of them and Shares owned by stockholders of the Company who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded proper appraisal for such Shares under Delaware law) will be converted at the effective time of the Merger (the "Effective Time") into the right to receive the per Share amount actually paid in the Offer, in cash, without any interest thereon (the "Merger Consideration"), less any required withholding taxes. Certain terms and conditions of the Merger Agreement are described below in Item 3. A copy of the Merger Agreement is filed as Exhibit 1 and is incorporated herein by reference.

     Certain stockholders of the Company, including all directors and executive officers of the Company, have entered into stockholder tender agreements (the "Stockholder Tender Agreements") with Parent and Purchaser, pursuant to which such stockholders have agreed to tender and sell their Shares pursuant to the Offer (other than certain Shares being exchanged). The Stockholder Tender Agreements cover approximately 2,787,671 Shares, representing approximately 56.1% of the issued and outstanding Shares as of September 4, 1997. Certain terms and conditions of the Stockholder Tender Agreements are described below in
Item 3. The forms of the Stockholder Tender Agreements are filed as Exhibit 12 and are incorporated herein by reference.

     Based on information furnished to the Company by Purchaser, the principal executive offices of Purchaser are located at Riverfront Plaza, West Tower, 901 East Byrd Street, Suite 1300, Richmond, Virginia 23219.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) (1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement dated September 11, 1997 under "Directors and Executive Officers of the Company," "Executive Compensation" and "Security Ownership." The Information Statement is attached hereto as Schedule
1. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors and executive officers are described below under "The Merger Agreement" and "Other Agreements."

     DIRECTOR LIABILITY AND INDEMNIFICATION. Under the Delaware General Corporation Law ("DGCL"), a corporation has the power to indemnify any director or officer against expenses, judgments, fines, and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, had no reason to believe the conduct of the person was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any officer or director against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or

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not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent such court shall determine. The DGCL requires that to the extent an officer or director of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue, or matter therein, the corporation must indemnify the officer or director against expenses incurred in connection therewith.

     Under the DGCL, a corporation may adopt a provision in its certificate of incorporation that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision may not eliminate or limit director monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of laws;
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. The Company's Certificate of Incorporation includes such a provision.

     The Company's By-Laws provide that the Company will, to the fullest extent permitted by the DGCL, indemnify all persons whom it has the power to indemnify against all of the costs, expenses, and liabilities incurred by them by reason of having been officers or directors of the Company, or any subsidiary of the Company or any other corporation for which such persons acted as officer or director at the request of the Company. The Merger Agreement contains covenants that will require the Surviving Corporation to continue such indemnification for a period of 54 months after the Effective Time.

     The Merger Agreement also contains covenants that will require the Surviving Corporation to maintain the Company's current director and officer liability coverage (or replacement insurance with similar coverage) for a period of 54 months after the Effective Time. See "The Merger Agreement -- Director and Officer Liability."

     (2) ARRANGEMENTS WITH PURCHASER OR ITS AFFILIATES.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Merger Agreement.

     THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the execution of the Merger Agreement. Purchaser has expressly reserved the right to amend or modify the terms of the Offer and to waive certain conditions of the Offer; however, without the prior written consent of the Company, Purchaser has agreed not to (i) decrease the Offer Price or the form of consideration therefor, (ii) decrease the number of Shares sought pursuant to the Offer or (iii) change any condition or impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser has agreed to accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration date thereof.

     BOARD REPRESENTATION. The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by Purchaser for Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number as will give Purchaser representation on the Company's Board of Directors (the "Board") equal to the product of (x) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser or its affiliates bears to the total number of Shares then outstanding. The Company has agreed, upon request of Purchaser, to promptly take all actions necessary to cause Purchaser's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. The Company's obligations to appoint Purchaser's designees to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. The Company has agreed to promptly take all actions required pursuant to such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement. Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the

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Company then in office who are not designated by Purchaser if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of the Company.

     CONSIDERATION TO BE PAID IN THE MERGER. The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will be merged with and into the Company. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any of the Shares, Purchaser, or the Company, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned directly or indirectly by (i) the Company or by Parent, Purchaser, or any other subsidiary of Parent and (ii) stockholders of the Company who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded proper appraisal for such Shares under Delaware law (such Shares to be referred to as "Dissenting Shares")) shall be converted into the right to receive the actual amount per Share in cash paid to holders in the Offer, without any interest thereon, less any required withholding taxes. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation.

     PREPARATION OF THE PROXY STATEMENT; MERGER WITHOUT A COMPANY STOCKHOLDERS MEETING. The Merger Agreement provides that if required by applicable law in order to consummate the Merger, the Company, acting through the Company's Board of Directors, shall, in accordance with applicable law: (i) hold a special meeting of its stockholders for the purpose of considering and taking action upon the Merger Agreement as soon as practicable following the acceptance for payment and payment for Shares by Purchaser pursuant to the Offer, (ii) prepare and file with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement relating to the Merger Agreement, and use its reasonable efforts to (x) obtain and furnish the information required to be included by the Commission in the Company Proxy Statement (as hereinafter defined) and after consultation with Purchaser, to respond promptly to any comments made by the Commission with respect to the preliminary proxy statement and cause a definitive proxy statement (the "Company Proxy Statement") to be mailed to the Company's stockholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by the stockholders of the Company and
(iii) subject to the fiduciary obligations of the Board under applicable law, include in the Company Proxy Statement the recommendation of the Board that the stockholders of the Company vote in favor of the approval of the Merger and the Merger Agreement. Notwithstanding the foregoing, the Merger Agreement provides that in the event that Purchaser acquires at least 90% of the then outstanding Shares in the Offer, the Merger may be effected without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties. The Company has represented that its Board of Directors has unanimously (a) duly adopted and approved the Offer, the Merger Agreement and the Merger, (b) determined that each of the Offer and the Merger is fair to and in the best interests of its stockholders, (c) resolved to recommend acceptance of the Offer, (d) resolved to recommend adoption and approval of the Merger by its stockholders and (e) taken all other actions necessary to render Section 203 of Delaware Law inapplicable to the Offer and Merger. Purchaser has represented that it has received a commitment to provide sufficient funds to purchase Shares pursuant to the Offer and to pay all fees and expenses related to the transactions contemplated by the Merger Agreement. The Company has made certain other representations and warranties to Purchaser regarding, among other things: (i) its organization, subsidiaries and capitalization; (ii) its authority to enter into and perform its obligations under the Merger Agreement; (iii) the compliance of the transactions contemplated by the Merger Agreement with its Certificate of Incorporation and Bylaws, certain agreements and applicable laws; (iv) the accuracy and completeness of its financial statements and Exchange Act filings with the Commission, including this Schedule 14D-9 and the proxy statement to be filed in connection with the Merger, if any; (v) the absence of undisclosed liabilities;
(vi) the absence of material adverse changes in the condition, results of operations, business and assets of the Company and each of its subsidiaries, taken as a whole, since April 30, 1996; (vii) litigation matters; (viii) environmental matters; (ix) employee benefit plans and contracts; (x) tax matters; (xi) brokers' fees; (xii) labor matters; (xiii) customers, suppliers, distributors and sales representatives; (xiv) material contracts; (xv) employment matters; (xvi) receipt of the opinion of Bowles Hollowell; and (xvii) satisfaction of the conditions set forth in the Letter of Intent.

     CONDUCT OF BUSINESS PENDING THE MERGER. The Company has agreed as to the Company and its subsidiaries that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise provided in the Merger Agreement or consented to by Purchaser, each of the Company and its subsidiaries will conduct its business in the usual, regular, and ordinary course of business in substantially the same manner as conducted prior to the date of the Merger Agreement and shall use all reasonable efforts to preserve substantially intact its business organization, keep available the services of its current officers and employees and preserve relationships with customers, suppliers and others having business dealings with it. The Company has further agreed that it shall not nor shall it permit any of its subsidiaries to: (i) amend or otherwise

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change the Certificate of Incorporation or Bylaws of the Company; (ii) issue or sell, or authorize the issuance or sale of (x) any shares of capital stock of any class or any options (other than the grant of options previously disclosed by the Company to Purchaser prior to the date of the Merger Agreement), warrants, or other convertible securities (other than the issuance of shares of capital stock (A) in connection with the purchase of Shares pursuant to the Employee Discount Stock Purchase Plan with the proceeds of payroll deductions made prior to the date of the Merger Agreement, (B) in connection with the exercise of options (including, without limitation, the stock options held by employees or directors of the Company) and in accordance with the terms of such options in effect on the date of the Merger Agreement, or (C) otherwise permitted pursuant to the Merger Agreement) or (y) any of its assets, except for sales in the ordinary course of business or sales which, individually, do not exceed $150,000 or which, in the aggregate, do not exceed $500,000; (iii) sell, pledge or encumber any stock owned by it in any subsidiary of the Company; (iv) declare, set aside or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than a dividend or distribution payable solely to the Company or a subsidiary of the Company); (v) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock other than acquisitions under any plan of the Company or a subsidiary of the Company with an employee stock fund or employee stock ownership plan feature, consistent with applicable securities laws; (vi) (A) acquire, mortgage, encumber, sell, lease, license or dispose of any assets (including intellectual property) or securities, except pursuant to existing contracts or commitments for the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transactions outside the ordinary course of business consistent with past practice; (B) acquire (for cash or shares of stock) (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof; (C) incur, assume or pre-pay any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become liable or responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person, except (x) in connection with the Merger Agreement and the transactions contemplated thereunder, (y) borrowings under existing bank lines of credit in the ordinary course of business, or (z) the refinancing of existing indebtedness; (D) authorize or make capital expenditures which are in excess of $100,000; (E) accelerate or delay collection of notes or accounts receivable in advance of or beyond their due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (F) delay or accelerate payment of accounts payable beyond or in advance of their due dates or the dates when the same would have been paid in the ordinary course of business consistent with past practice; (G) vary the Company's inventory practices in any material respect from the Company's past practices; or (H) enter into or amend any contract, agreement, commitment or arrangement to effectuate any prohibited matter set forth in Section 6.1(f) of the Merger Agreement; (vii) increase the compensation or fringe benefits payable or to become payable to its directors, executive officers or employees, except for increases in the ordinary course of business in accordance with past practice, grant any severance or termination pay to any executive officer, director or other employee of the Company or any of its subsidiaries (other than as required by existing agreements or policies described in the disclosure schedule to the Merger Agreement), except in accordance with past practice, or enter into any employment or severance agreement with any director, executive officer or other employee of the Company or any of its subsidiaries or adopt or amend any employee benefit plan; (viii) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures; (ix) settle or compromise any suit or claim or threatened suit or claim where the amount involved is greater than $100,000; (x) other than in the ordinary course of business consistent with past practice, (A) modify, amend or terminate any contract, (B) waive, release, relinquish or assign any contract (or any of the Company's rights thereunder), right or claim, or (C) cancel or forgive any indebtedness owed to the Company or any subsidiary of the Company; (xi) make any tax election not required by law or settle or compromise any tax liability; (xii) permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Purchaser, except in the ordinary course of business consistent with past practice; (xiii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice; or (xiv) agree in writing or otherwise to take any of the foregoing actions.

     ACCESS TO INFORMATION. The Company will give Purchaser, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and the subsidiaries of the Company at reasonable times, will furnish to Purchaser, its counsel, financial advisors, auditors and authorized representatives such financial and operating data and other information as such persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with Purchaser in its investigation of the business of the Company and the subsidiaries of the Company.

     NO SOLICITATION. The Merger Agreement provides that from and after the date of the Merger Agreement until the termination thereof, the Company, its affiliates and their respective officers, directors and employees shall not directly or indirectly, solicit any corporation, partnership, person or other entity or group (other than Purchaser or an affiliate or associate of

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Purchaser) concerning a Competing Transaction (as defined below).
Notwithstanding the foregoing, the Company may, directly or indirectly, furnish information and access, in each case in response to unsolicited requests therefor, to any corporation, partnership, person or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any of its subsidiaries or divisions, if the Board determines in good faith, after receiving the advice of its legal counsel, that the failure to take such action is likely to violate the fiduciary obligation of the Board under applicable law. The Company has agreed, to the extent consistent with the Board's fiduciary duties to its stockholders under applicable law, to immediately advise Purchaser in writing of any discussions, negotiations or proposals relating to a Competing Transaction, identify the offeror and furnish to Purchaser a copy of any such proposal, if it is in writing, or a written summary of any such proposal relating to a Competing Transaction if it is not in writing. The Company shall promptly advise Purchaser of any development relating to such proposal, including the results of any discussions or negotiations with respect thereto unless the Board determines in good faith, after receiving the advice of its legal counsel, that the disclosure to Purchaser of such proposal is likely to violate the fiduciary obligation of the Board under applicable law. For purposes of the Merger Agreement, "Competing Transaction" shall mean any of the following (other than the transactions contemplated under the Merger Agreement): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving the Company or any Material Subsidiary; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; (iv) any sale of any shares of capital stock or any similar transaction involving the Company or any subsidiary of the Company; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     NOTICES OF CERTAIN EVENTS. The Company has agreed to promptly notify Purchaser of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement; (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any subsidiary of the Company which would reasonably be expected to interfere with the consummation of the transactions contemplated by the Merger Agreement.

     SUSPENSION OF EMPLOYEE DISCOUNT STOCK PURCHASE PLAN. Effective as of September 5, 1997, the Company has agreed to suspend indefinitely its Employee Discount Stock Purchase Plan, and the Company shall not issue any rights to acquire Common Stock of the Company under such plan after such date (provided that the Company may issue or sell shares under such plan for which payroll deductions have already been made).

     FEES AND EXPENSES. The Merger Agreement provides that all out-of-pocket costs and expenses incurred in connection with the Merger shall be borne by the party which has incurred such costs and expenses; provided, however, that if the Merger is consummated all expenses of the Company shall be paid by the Surviving Corporation. In addition, the Company has agreed that if the Merger Agreement shall be terminated (i) by mutual written consent of the Company and Purchaser and at the time of such termination there shall exist a Competing Transaction,
(ii) by Purchaser prior to the purchase of Shares pursuant to the Offer, if the Minimum Condition (as defined below) or any other condition to the purchase of Shares has not been satisfied in connection with the Offer and as a result Purchaser does not accept for payment the Shares and at the time of such termination there shall exist a Competing Transaction, (iii) by the Company, if the Board withdraws or modifies (or fails to make) its recommendation of the Offer to the shareholders or (iv) by Purchaser prior to the purchase of Shares pursuant to the Offer, if the Company's Board shall have (A) withdrawn or modified (including by amendment to this Schedule 14D-9) in a manner adverse to Purchaser the Board's approval or recommendation of the Offer or the Merger; (B) approved or recommended a Competing Transaction; or (C) resolved to effect any of the foregoing at any time, then in any such event the Company shall pay to Purchaser a fee in an amount in immediately available funds equal to $2,500,000 plus the reasonable expenses of Purchaser not exceeding $750,000. The same amounts shall also be paid by the Company to Purchaser if (i) (A) any person, or any persons acting as a group, acquires more than one-third of the outstanding Shares after the date of, and prior to the termination of, the Merger Agreement, and (B) such person or group obtains control of the Company or enters into an agreement providing for the merger with, or acquisition of all or substantially all of the assets of the Company from, the Company (a "Change of Control") within 12 months after the termination of the Merger Agreement, or (ii) (X) a Change of Control occurs within 12 months after the termination of the Merger Agreement with a party who had communicated after the date of, and prior to the termination of, the Merger Agreement with an affiliate of the Company or any representative thereof of such party's intent to acquire control of the Company by verbal or written communication, and

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(Y) the price per share received by the stockholders of the Company in connection with such Change of Control exceeds the Merger Consideration. The Merger Agreement provides that the Company's payment of a termination fee pursuant to the above shall be the sole and exclusive remedy of Purchaser and Colonnade against the Company and any of its subsidiaries and their respective directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this limitation shall not apply in the event of a willful breach of this Agreement by the Company with respect to such occurrence.

     CONDITIONS TO THE TENDER OFFER. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any tendered Shares and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if (i) prior to the expiration date of the Offer, the Minimum Condition (as defined below) shall not have been satisfied or (ii) prior to the acceptance for payment of or payment for Shares and at any time on or after the date of the Merger Agreement, any of the following conditions shall have occurred and be continuing: (A) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger, that, in the reasonable judgment of Purchaser, would be expected to, directly or indirectly: (v) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or seek to obtain material damages, (w) prohibit or materially limit the ownership or operation by Parent or Purchaser of all or any material portion of the business or assets of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compel Parent or Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent or Purchaser or the Company and its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of Parent or Purchaser to conduct its business or own such assets, (x) impose material limitations on the ability of Parent or Purchaser effectively to acquire, hold, or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on all matters properly presented to the Company's stockholder, (y) require divestiture by Parent or Purchaser of any Shares, or (z) may, in the reasonable judgment of Purchaser, be expected to result in a Company Material Adverse Effect; (B) any governmental entity or federal or state court of competent jurisdiction shall have enacted, issued or enforced any statute, regulation, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which (x) would reasonably be expected to result in any of the consequences referred to in clauses (v) through (z) of (A) above or (y) prohibits consummation of the Offer, the Merger or any transaction contemplated by the Merger Agreement; PROVIDED that Purchaser shall have used its reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted; (C) any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on and as of such date, except (x) for changes specifically permitted by the Merger Agreement, (y) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and (z) in any case for such failures to be true and correct which would not, individually or in the aggregate, have a Company Material Adverse Effect; (D) the Company shall not have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by the Company on or prior to the date of consummation of the Offer; (E) any change shall have occurred (or any development shall have occurred involving prospective changes) in the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company or any of its subsidiaries that has, or could reasonably be expected to have, a Company Material Adverse Effect; (F) there shall have occurred, and continued to exist for a period of at least 48 hours, (w) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on the over-the-counter stock market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System, (x) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (y) a commencement of a war, armed hostilities or other national or international crisis involving the United States or a material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions, or (z) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; (G) the Merger Agreement shall have been terminated in accordance with its terms; (H) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer; or
(I) (x) The Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of the Offer or the Merger or approved or recommended a Competing Transaction, (y) the Company shall have entered into an agreement with respect to a Competing Transaction, or (z) the Board of Directors of the Company shall have resolved to do any of the foregoing.

     CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon if such vote is required by applicable law (except that this condition shall be deemed satisfied if Purchaser shall have acquired 90% or more of the outstanding Shares); (ii) the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have been terminated or shall have expired; (iii) no governmental entity or federal or state court of competent jurisdiction shall have enacted, issued or enforced any statute, regulation, decree, injunction or other order which has become final and nonappealable and which prohibits the consummation of the Merger; (iv) with respect to the obligations of Purchaser, (A) each of the representations and warranties of the Company contained in the Merger Agreement shall be true and correct, except in any case for such failures to be true and correct which would not, individually or in the aggregate, be materially adverse to the business, assets, liabilities, results of operation or condition, financial or otherwise, of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect"), as of the Effective Time as though made on and as of the Effective Time, except (x) for changes specifically permitted by the Merger Agreement, (y) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date; and
(B) the Company shall have performed and complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by the Company on or prior to the Effective Time; (v) with respect to the obligations of the Company, (A) each of the representations and warranties of Purchaser contained in the Merger Agreement shall be true and correct, except in any case for such failures to be true and correct that would not, individually or in the aggregate have a Company Material Adverse Effect; as of the Effective Time, as though made on and as of the Effective Time, except
(x) for changes specifically permitted by the Merger Agreement and (y) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date and (B) Purchaser shall have performed and complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by Purchaser on or prior to the Effective Time. The obligation of Purchaser to consummate the Merger is subject to the following additional conditions: (i) Purchaser shall have received the debt financing contemplated by the Merger Agreement on terms substantially as outlined in the commitment letters obtained by Purchaser, (ii) there shall be validly tendered prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by Purchaser, represents at least 90% of the outstanding Shares (the "Minimum Condition") and (iii) each of the other conditions set forth in Annex I to the Merger Agreement shall have been satisfied or waived by Purchaser, and Purchaser shall have accepted for payment and made payment for all Shares validly tendered and not withdrawn pursuant to the Offer. Holders of Shares should carefully review the Schedule 14D-1 for a discussion of the commitment letter obtained by Purchaser for the financing of the Offer and the Merger, and the terms and conditions of such financing.

     TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company: (a) by mutual written consent of the Company and Purchaser; (b) by either Purchaser or the Company, if any permanent injunction or action by any Governmental Entity preventing the consummation of the Merger shall have become final and nonappealable; (c) by either Purchaser or the Company, if (i) the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder or (ii) the Merger shall not have been consummated before October 31, 1997; PROVIDED, HOWEVER, that if the Merger shall not have been consummated as a direct result of Purchaser or the Company having failed by October 31, 1997, to receive all required approvals or consents with respect to the Merger then the Merger Agreement shall automatically be extended until the date that is 10 days following the receipt of such approval or consent, but in no event later than December 31, 1997; PROVIDED, FURTHER, that neither Purchaser nor the Company may terminate the Merger Agreement pursuant to (c) above if such party shall have materially breached the Merger Agreement; (d) by the Company, if Purchaser terminates the Offer without purchasing Shares thereunder or the Offer shall have expired without the purchase of the Shares thereunder; PROVIDED, HOWEVER, that the Company may not terminate the Merger Agreement pursuant to (d) above if the Company shall have materially breached the Merger Agreement; (e) by either Purchaser or the Company, if the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company.

     DIRECTOR AND OFFICER LIABILITY. The Merger Agreement provides that the Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to indemnification no less favorable than those set forth in the Certificate of Incorporation and Bylaws of the Company on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of 54 months after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. In addition, from and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers and directors of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise incurred in connection with any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part by reason of the fact that such person is or was a director or officer of the Company and arising out of actions, events or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), in each case to the full extent permitted under DGCL (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by law, upon receipt from the Indemnified Party to whom expenses are advanced of any required undertaking to repay such advances contemplated by Section 145(c) of
DGCL). Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time) after the Effective Time (i) the Indemnified Parties may retain the Company's regularly engaged independent legal counsel or other independent legal counsel satisfactory to them, provided that such other counsel shall be reasonably acceptable to the Surviving Corporation, (ii) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and (iii) the Surviving Corporation will use its reasonable best efforts to assist in the vigorous defense of any such matter; PROVIDED, HOWEVER, that (A) Purchaser or the Surviving Corporation shall have the right, from and after the purchase of Shares pursuant to the Offer, to assume the defense thereof, (B) the Company and the Indemnified Parties will cooperate in the defense of any such matter and (C) the Surviving Corporation shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld; provided, further, that if the defendants in any such action include both the Indemnified Parties and either Purchaser or the Surviving Corporation and the Indemnified Parties shall have been advised by counsel that representation of such Indemnified Parties and the either Purchaser or the Surviving Corporation, as applicable, may be inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them, the Indemnified Parties shall have the right to select separate counsel to defend such action on behalf of such Indemnified Parties. Any Indemnified Party wishing to claim indemnification under the Merger Agreement upon learning of any such Claim shall notify the Surviving Corporation (although the failure so to notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability which the Surviving Corporation may have under the Merger Agreement, except to the extent such failure materially prejudices the Surviving Corporation's position with respect to such claim), and shall deliver to the Surviving Corporation the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain no more than one law firm (in addition to local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as determined by counsel to the Indemnified Parties), an actual conflict between the interests of any two or more Indemnified Parties, in which event such additional counsel as may be required may be retained by the Indemnified Parties. Each Indemnified Party shall have rights as a third party beneficiary as separate contractual rights for his or her benefit and such right shall be enforceable by such Indemnified Party, its heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns.

     DIRECTORS AND OFFICER'S INSURANCE. For a period of 54 months from and after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the liability insurance policies for directors and officers most recently maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and containing terms and conditions no less advantageous as long as such substitution does not result in gaps or lapses in coverage with respect to claims arising from or related to matters occurring prior to the Effective Time); PROVIDED THAT in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 150% of the current annual premiums paid by the Company (the "Premium Amount") to maintain or procure insurance coverage; PROVIDED, FURTHER, that the Surviving Corporation shall obtain as much comparable insurance as is available for the Premium Amount per year and may pay for such insurance in one lump sum.

     REPAYMENT OR ASSUMPTION OF DEBT. With respect to debt issued by the Company under (i) the Credit Facility by and among NationsBank of Tennessee, N.A., National Picture & Frame Company and NPF Company, dated as of February 6, 1996,
(ii) the Loan Agreement by and between Deposit Guaranty National Bank, National Picture & Frame Company and NPF Company, dated as of February 16, 1996 and (iii) the promissory notes payable to the former stockholders of Universal Cork, Inc. (collectively, the "Debt Documents"), at the Effective Time, Purchaser has agreed to either (A) repay or cause the Company to repay all indebtedness thereunder (including any premiums or penalties) or (B) execute and deliver under the respective Debt Documents, supplemental agreements, in form satisfactory to the respective lenders, expressly assuming the obligations of the Company with respect to the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all debt securities issued by the Company under the respective Debt Documents and the due and punctual performance of all terms, covenants and conditions of the respective Debt Documents to be kept or performed by the Company, and has agreed to deliver such supplemental agreements to the respective lenders under the Debt Documents.

     AMENDMENT. Subject to applicable law, any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment of waiver is in writing and signed, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the Certificate of Incorporation of the Surviving Corporation or (iii) any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

     TIMING. The Merger Agreement provides that the closing of the Merger shall occur no later than five business days after satisfaction and/or waiver of the conditions set forth in the Merger Agreement (or as soon as practicable thereafter following satisfaction or waiver of such conditions). The Merger shall become effective upon such filing or at such time thereafter as may be provided in the certificate of merger to be filed with the Secretary of State of the State of Delaware, as provided in the DGCL, on the date of the closing of the Merger or at such later time as is specified in such Certificate of Merger.

     The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

OTHER AGREEMENTS

STOCKHOLDER TENDER AGREEMENTS

     Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into Stockholder Tender Agreements with certain stockholders of the Company (including Code, Hennessy & Simmons Limited Partnership) and each director and executive officer of the Company (the "Selling Stockholders"). Pursuant to the Stockholder Tender Agreements, each Selling Stockholder has agreed to tender and sell all Shares owned by it, or hereafter acquired through the exercise of Stock Options or otherwise, to Purchaser pursuant to and in accordance with the terms of the Offer, other than Shares being exchanged by the Management Investors as described herein. The Selling Stockholders own an aggregate of 2,787,671 Shares (in each case, excluding Shares issuable upon exercise of Stock Options) representing approximately 56.1% of the issued and outstanding Shares as of September 4, 1997, of which 2,707,587 Shares representing approximately 54.4% of the issued and outstanding Shares are required to be tendered pursuant to the Stockholder Tender Agreements, and 80,084 Shares representing approximately 1.6% of the issued and outstanding Shares will be exchanged pursuant to the Subscription and Exchange Agreements (as defined below).

     During the term of the Stockholder Tender Agreements, no Selling Stockholder shall (a) offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any lien any of such Selling Stockholder's Shares, except for transfer or sale to any affiliate of such Selling Stockholder who agrees to be bound by the respective Stockholder Tender Agreement, (b) deposit such Selling Stockholder's Shares into a voting trust, enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect to such Shares, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment or other disposition of or transfer of any interest in or the voting of any Shares or any other securities of the Company, except that a Selling Stockholder may transfer their Shares to a charitable organization that agrees to be bound by the terms of the Stockholder Tender Agreements.

     During the term of the Stockholder Tender Agreements, each Selling Stockholder agrees not to directly or indirectly, initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any person or entity (other than Parent, Purchaser or any affiliate of Parent or Purchaser) with respect to the Company contemplating or providing for any public or private offering of equity, merger, share exchange, acquisition, purchase or sale of a significant amount of shares or assets or other business combination or change in control of the Company (collectively, a "Takeover Proposal"), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain any Takeover Proposal, or agree to or endorse any Takeover Proposal, or authorize or permit any person or entity acting on behalf of such Selling Stockholder to do any of the foregoing unless the Board of Directors of the Company concludes in good faith, after receiving advice of its counsel, that the failure to take such action is likely to violate the fiduciary obligation of the directors of the Company under applicable law. If a Selling Stockholder receives any Takeover Proposal, such Selling Stockholder agrees to promptly notify Parent and Purchaser of that inquiry or proposal and the details thereof.

     During the term of the Stockholder Tender Agreements, each Selling Stockholder agrees to vote each of its Shares at any annual, special or adjourned meeting of the stockholders of the Company (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof and of the Stockholder Tender Agreements; and (b) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or one of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (iii) (A) any change in a majority of the persons who constitute the Company's Board of Directors as of the date hereof;
(B) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws, as amended to date; (C) any other material change in the Company's corporate structure or business; or
(D) any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by the Stockholder Tender Agreements and the Merger Agreement. The Selling Stockholders have granted John T. Herzog and James C. Wheat, III an irrevocable proxy coupled with an interest to vote such Selling Stockholder's Shares in accordance with the foregoing.

     The Stockholder Tender Agreements will terminate on the earlier of (a) the purchase of all the Shares pursuant to the Offer, (b) the effective time of the Merger and (c) the date on which the Merger Agreement is terminated in accordance with its terms.

INCENTIVE AND SEVERANCE AGREEMENTS WITH MANAGEMENT

     Each of the Company's five executive officers (Messrs. Luxton, Jordan, Beattie, Moore and Littlejohn) is a party to letter agreements with the Company dated November 7, 1996 and April 30, 1997. The letters provide that, in the event that a change of control transaction is consummated with Colonnade on or prior to October 31, 1997, each executive will be entitled to receive an amount equal to the unpaid portion of the maximum annual cash incentive bonus under his employment agreement for the fiscal year ended April 30, 1997. Each executive has to date received approximately 39% of the maximum cash incentive bonus for the fiscal year ended April 30, 1997, and hence approximately 61% of the maximum cash incentive bonus for the fiscal year ended April 30, 1997 is payable under the letter agreements. The amounts which would be payable to the executives under the letter agreements are as follows: approximately $123,000 in the case of Mr. Luxton, approximately $49,000 each in the case of Messrs. Moore and Beattie and approximately $24,000 each in the case of Messrs. Littlejohn and Jordan. Agreements in place with the executives also provide for severance payments equal to one year's base salary if their employment is terminated without cause (actually or constructively) on or prior to October 31, 1997.

     See the Information Statement for a description of the employment agreements between the Company and certain executive officers.

EMPLOYMENT AND CONSULTING AGREEMENTS WITH PURCHASER

     Purchaser has advised the Company that it has entered into employment agreements (the "Employment Agreements") with each of Messrs. Beattie and Moore (the "Executives"), effective as of the Effective Time. Mr. Beattie presently serves as the Company's Vice President of Sales and Marketing and Mr. Moore presently serves as the Company's Vice President of Operations and General Manager. Neither Mr. Beattie nor Mr. Moore is a director of the Company. The Employment Agreements establish base salaries for each of the Executives equal to such executive's current salary of $212,713 during the relevant employment period, subject to annual increases at the discretion of the Board of Directors of Purchaser. The Employment Agreements provide, in part, for the payment of annual cash incentive bonuses. In addition, the Employment Agreements provide for Parent to grant to each of the Executives options to acquire shares of Parent Common Stock (as defined below) representing up to an aggregate of 2.7% of the outstanding shares of Parent Common Stock on a fully diluted basis measured on the date Purchaser acquires control of the Company. Each of the Employment Agreements will expire on April 30, 1999, PROVIDED that (i) the Employment Agreements will terminate prior to such date upon the executive's resignation, death or permanent disability or incapacity (as determined by the Board of Directors of Purchaser in its reasonable and good faith judgment) and
(ii) the employment period may be terminated by Purchaser at any time prior to April 30, 1999 for "Good Cause" (as defined in the Employment Agreements) or without "Good Cause." The Employment Agreements provide that in the event an Executive's employment is terminated without "Good Cause," as the case may be, such Executive will receive severance payments equal to his base salary for one year following the date of termination. In addition, the Employment Agreements provide for a one year noncompetition period following the date of termination of the Employment Agreements.

     In addition, Purchaser has advised the Company that it has entered into a consulting agreement (the "Consulting Agreement") with Mr. Luxton, the President and Chief Executive Officer of the Company, dated as of August 1, 1997. Mr. Luxton is a director of the Company. The Consulting Agreement provides that Mr. Luxton will receive $150,000 per year during the relevant consulting period. The Consulting Agreement grants an option to Mr. Luxton to invest $100,000 in Parent, representing less than 1% of the issued and outstanding shares of Parent Common Stock. As of the date of this Schedule 14D-9, Mr. Luxton has advised Parent that he does not intend to invest in Parent. The Consulting Agreement terminates one year after the Merger is consummated, subject to renewal thereafter for additional one year periods upon mutual agreement of Purchaser and Mr. Luxton. The Consulting Agreement provides Purchaser may terminate the Consulting Agreement at any time, provided, that Purchaser pays to Mr. Luxton the difference between the monies paid to Mr. Luxton up to that time pursuant to the Consulting Agreement and $150,000. In addition, the Consulting Agreement provides for a two year noncompetition period following the effective date of the Merger or one year following the termination of the Consulting Agreement, whichever is later.

SUBSCRIPTION AND EXCHANGE AGREEMENTS.

     Purchaser has advised the Company as follows:

     The Parent has entered into subscription and exchange agreements (the "Subscription and Exchange Agreements") with Messrs. Moore, Beattie and Littlejohn (collectively the "Management Investors"), all of whom are currently executive officers of the Company. None of the Management Investors are directors of the Company. Pursuant to the Subscription and Exchange Agreements, each Management Investor thereto has agreed to subscribe for shares of common stock of Parent (the "Parent Common Stock") in exchange for Shares held by such executive officer at an exchange ratio of 8.33 Shares per share of Parent Common Stock pursuant to a transaction that is intended to be a tax-free exchange under
Section 351 of the Code. Parent has required that each executive officer of the Company make an investment in Parent and the Subscription and Exchange Agreements permit the Management Investors to effect such investment through a transaction that is intended to be a tax-free roll-over of such executive officer's Shares. The exchange shall be consummated immediately after acceptance of and prior to payment for all Shares properly tendered and not withdrawn pursuant to the Offer. As a result of such exchange, such Management Investors will exchange 80,084 Shares representing approximately 1.6% of the issued and outstanding Shares as of September 4, 1997, and will own in the aggregate, approximately 6.7% of the issued and outstanding shares of Parent Common Stock. The remaining 185,931 Shares will be tendered pursuant to the Offer and the Stockholder Tender Agreements. The chart below sets forth the number of Shares to be exchanged and the number of shares of Parent Common Stock to be received by each executive officer of the Company.

                                                        NUMBER
                                                          OF          % OF         NUMBER OF      NUMBER OF SHARES    % OF PARENT
                        NAME                            SHARES       SHARES       SHARES TO BE    OF PARENT COMMON    COMMON STOCK
                     OF OFFICER                        OWNED(1)    OUTSTANDING     EXCHANGED       STOCK RECEIVED     OUTSTANDING
----------------------------------------------------   --------    -----------    ------------    ----------------    ------------
Billy D. Moore......................................   158,504         3.2%          41,667             5,000              3.5%
Richard A. Beattie..................................    57,771         1.2           15,500             1,860              1.3
                                                       --------        ---        ------------         ------              ---
Robert T. Littlejohn................................    49,745         1.0           22,917             2,750              1.9
                                                       --------        ---        ------------         ------              ---
     Total..........................................   266,020         5.3%          80,084             9,610              6.7%
                                                       --------        ---        ------------         ------              ---
                                                       --------        ---        ------------         ------              ---

---------------
(1) Share amount does not include exercisable options granted to Messrs. Moore, Beattie and Littlejohn under the Company's Long Term Incentive Plan covering 61,000, 58,000 and 41,000 Shares, respectively.

CONFIDENTIALITY AGREEMENT.

     On August 12, 1996, Colonnade and Bowles Hollowell Connor & Co. ("Bowles Hollowell") entered into a Confidentiality Agreement (the "Confidentiality Agreement") pursuant to which Colonnade agreed to treat all information supplied by the Company or Bowles Hollowell as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company. The foregoing is a summary of the Confidentiality Agreement. Such summary is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the stockholders of the Company tender their Shares pursuant to the Offer.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     Set forth below is a description of the background of the Offer, including a brief description of the material contacts between the parties regarding the transactions described herein.

     In late 1995, representatives of the Company began discussions with representatives of Bowles Hollowell Connor & Co. ("Bowles Hollowell") to review alternatives to enhance shareholder value, including a potential sale of all or part of the Company.

     In March 1996, the Company engaged Bowles Hollowell to approach potential purchasers for the Company.

     During the spring of 1996, Bowles Hollowell reviewed the Company's operations, facilities and management, and prepared an information memorandum regarding the Company for distribution to potential purchasers.

     During August and September, 1996, Bowles Hollowell contacted the parties to whom the information memorandum had been provided to determine their interest in acquiring the Company.

     In September 1996, potential purchasers provided initial indications of interest in a transaction.

     From September 1996 through January 1997, potential purchasers that had submitted acceptable initial values and provided satisfactory evidence of ability to finance a transaction met with representatives from the Company, visited the Company's facilities and performed due diligence reviews of the Company.

     In late January 1997, potential purchasers submitted revised indications of interest based on their due diligence reviews of the Company.

     In early February 1997, three parties, including Colonnade, were invited for further meetings with representatives of the Company and conducted additional due diligence.

     On or about March 17, 1997, preliminary offers to acquire the Company were submitted by Colonnade and another potential purchaser.

     On March 18, 1997, the Board reviewed these offers, and from late March through May 1997, the Company had further discussions with Colonnade and the other potential purchaser.

     On May 29, 1997, the Company and Colonnade executed and announced a letter of intent (the "Letter of Intent"). The Letter of Intent provided for consideration of $12.00 per share to be paid by Colonnade to the holders of Shares and set forth certain conditions precedent to Colonnade's obligation to enter into the Merger Agreement. In addition, the Letter of Intent provided for a termination fee to be paid to Colonnade by the Company upon termination of the Letter of Intent under certain circumstances or upon certain change of control events.

     Negotiations among the Company, Colonnade, and their respective representatives continued through September 4, 1997 with respect to the transaction, the Merger Agreement and related matters. During this period, the legal and financial advisors of Colonnade also completed their due diligence review of the Company. On September 3, 1997, Colonnade furnished the Company with a copy of the Financing Commitment.

     The Board of Directors of the Company held a meeting on September 4, 1997 to discuss the proposed Offer and Merger, the Merger Agreement, and related matters. After hearing presentations by the Company's legal and financial advisors, the Board of Directors discussed and considered the proposed transaction. The Board of Directors then proceeded to unanimously approve the Offer, the Merger, and the Merger Agreement. The Company executed the Merger Agreement after the close of business on September 4, 1997.

     On September 5, 1997, Purchaser and the Company issued a press release announcing the execution and delivery of the Merger Agreement.

     On September 11, 1997, Purchaser commenced the Offer.

     A copy of the press release of the Company announcing the execution of the Merger Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference. A copy of a letter to stockholders of the Company, which accompanies this Schedule 14D-9, is attached hereto as Exhibit 5 and is incorporated herein by reference.

     In reaching its conclusion and recommendation described above, the Board of Directors considered a number of factors, including the following:

     (1) The financial condition and results of operations of the Company.

     (2) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives in the picture frame industry taking into account economic and market conditions.

     (3) The relationship of the offer price to the historical trading prices of the Common Stock. In this regard, the Board noted that the offer price represents a premium over the trading prices of the Common Stock since the initial public offering.

     (4) Efforts to identify and have discussions with other parties as to possible transactions.

     (5) The availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

     (6) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof. Among other things, the Board of Directors considered the terms of the Merger Agreement that permit the Board of Directors, in the exercise of its fiduciary duties, to furnish information to or enter into discussions or negotiations with any third party (subject to verification of financing) that requests such information or initiates such discussions or negotiations in connection with any proposal or offer for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company (although the Company is not permitted by the Merger Agreement to initiate, solicit or encourage any such third party proposal or offer or initiate discussions or negotiations regarding the same), and under certain circumstances to terminate the Merger Agreement.

     (7) The likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Merger Agreement, the experience and reputation of Colonnade, the terms of the Financing Commitment and the risks to the Company if the acquisition were not consummated.

     (8) Presentations to the Board of Directors by Bowles Hollowell, which included valuation analyses of the Company, and the opinion of Bowles Hollowell to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the cash consideration to be paid for the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Bowles Hollowell's written opinion, which sets forth the assumptions made, matters considered, and limitations on the review undertaken by Bowles Hollowell, is attached hereto as Exhibit 6 and is incorporated herein by reference. Holders of Shares are urged to read the opinion of Bowles Hollowell carefully in its entirety;

     (9) The provisions of the Merger Agreement that require the Company to pay Purchaser a termination fee of $2,500,000 plus reasonable expenses of up to $750,000 under certain circumstances as described above under "Merger
Agreement -- Fees, Expenses and other Payments;" and

     (10) The structure of the transaction, including the fact that the Offer will permit stockholders to receive cash for their Shares.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     Bowles Hollowell has been retained by the Board of Directors to act as a financial advisor to the Company with respect to the Offer and the Merger. Pursuant to an engagement letter with Bowles Hollowell, the Company (i) has paid an engagement fee of $75,000 (the "Engagement Fee"), (ii) will pay a transaction fee in the amount of 1.5% of the aggregate consideration in the transaction less the Engagement Fee (the "Transaction Fee") and (iii) will reimburse reasonable expenses of Bowles Hollowell. The Transaction Fee is contingent upon the closing of the transaction. The Company has also agreed to indemnify Bowles Hollowell and certain related parties against certain liabilities, including liabilities under the Federal Securities Laws.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain, or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Item 3(b), no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company (other than ordinary course purchases of Shares under the Company's Employee Discount Stock Purchase Plan).

     (b) To the best of the Company's knowledge, all of the executive officers, directors, and affiliates of the Company currently intends to tender, pursuant to the Offer, or contribute to Purchaser, all Shares over which such person exercises complete discretionary power. All Options outstanding at the Effective Time will be canceled for an amount equal to the difference between $12.00 per Share and the per Share exercise price of such Option.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Items 3(b) or 4, there are no transactions, Board of Directors' resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
-----------
Exhibit 1    Agreement and Plan of Merger, dated as of September 4, 1997, by and among National Picture & Frame Company, NPF
             Holding Corporation, NPF Acquisition Corporation and Colonnade Capital, L.L.C.
Exhibit 2    The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as
             amended and Rule 14f-1 thereunder (Schedule I to the Company's Schedule 14D-9).*
Exhibit 3    Confidentiality Agreement, dated as of August 12, 1996, by and between National Picture & Frame Company and
             Colonnade Capital, L.L.C.
Exhibit 4    Press Release issued by National Picture & Frame Company on September 5, 1997.
Exhibit 5    Form of Letter to Stockholders dated September 11, 1997.*
Exhibit 6    Opinion of Bowles Hollowell Connor & Co. dated September 4, 1997.*
Exhibit 7    Letter Agreements dated November 7, 1996 and April 30, 1997 between National Picture & Frame Company and Jesse
             C. Luxton (incorporated by reference from Exhibit 10.14 of the Company's Report on Form 10-K for the fiscal year ended April 30, 1997).
Exhibit 8    Letter Agreements dated November 7, 1996 and April 30, 1997 between National Picture & Frame Company and Billy
             D. Moore (incorporated by reference from Exhibit 10.15 of the Company's Report on Form 10-K for the fiscal year ended April 30, 1997).
Exhibit 9    Letter Agreements dated November 7, 1996 and April 30, 1997 between National Picture & Frame Company and
             Richard A. Beattie (incorporated by reference from Exhibit 10.16 of the Company's Report on Form 10-K for the
             fiscal year ended April 30, 1997).
Exhibit 10   Letter Agreements dated November 7, 1996 and April 30, 1997 between National Picture & Frame Company and Robert
             T. Littlejohn (incorporated by reference from Exhibit 10.17 of the Company's Report on Form 10-K for the fiscal year ended April 30, 1997).
Exhibit 11   Letter Agreements dated November 7, 1996 and April 30, 1997 between National Picture & Frame Company and M.
             Wesley Jordan, Jr. (incorporated by reference from Exhibit 10.18 of the Company's Report on Form 10-K for the
             fiscal year ended April 30, 1997).
Exhibit 12   Forms of Stockholder Tender Agreement, by and among NPF Acquisition Corporation and certain stockholders listed thereto of National Picture & Frame Company.

---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                         NATIONAL PICTURE & FRAME COMPANY

                                         By: /s/  M. WESLEY JORDAN, JR.
                                             -----------------------------------
                                                   M. WESLEY JORDAN JR.
                                               VICE PRESIDENT FINANCIAL AND
                                                  CHIEF FINANCIAL OFFICER

Dated: September 11, 1997